Filed by Teekay Tankers Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Commission File No.: 001-33867

Subject Company: Tanker Investments Ltd.

DATE: JUNE 19, 2017

TEEKAY ATTEEKAY TANKERS 2017 ANNUAL

GENERAL MEETING PRESENTATION

Hamilton, Bermuda, June 19, 2017 – Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE:TNK) presented at its 2017 Annual General Meeting on Thursday, June 15, 2017. Below is a detailed speech from Kenneth Hvid, a Director of Teekay Tankers and Teekay Corporation’s President and Chief Executive Officer:

“Good morning, ladies and gentlemen. Thank you for attending our June 2017 Annual General Meeting. It is my pleasure to report to you at this Annual General Meeting as a Director for Teekay Tankers. I will spend some time today reviewing our key developments since our last Annual General Meeting in June 2016. For further information, I refer you to our website at www.teekaytankers.com where you will be able to download our 20-F filing for the year ended December 31, 2016 filed with the United States Securities and Exchange Commission.

Before I begin, I must include the usual and important disclaimers about forward looking statements that are mandated by U.S. Securities lawsi.

In 2016, Teekay Tankers reported GAAP net income and adjusted net incomeii of $62.9 million and $81.2 million, respectively, and generated significant free cash flowiii of $186.7 million, which, together with the sale of some older tonnage, has allowed Teekay Tankers to further strengthen its balance sheet.

Tanker rates in 2016 softened from the highs seen in 2015, yet remained in-line with the ten-year average as a result of positive demand fundamentals. The tanker market experienced downward pressure during the first half of 2017 due to heavy refinery maintenance, OPEC supply cuts and higher tanker fleet growth. On the oil supply side, U.S. crude exports have increased significantly in 2017 and have been increasingly moving to Asian and European buyers, which is supportive of mid-size tanker demand in the form of reverse lightering and cross-Atlantic trade into Europe. Teekay Tankers is well-positioned to benefit from this export growth through the build-up of our Aframax presence in the U.S. Gulf. In anticipation of the headwinds in the tanker market in 2017, Teekay Tankers increased its fixed-rate charter cover to approximately 40 percent, from approximately 15 percent a year ago through fixed-rate term charters and ship-to-ship transfer contracts. This contract coverage has provided stable cash flows in the weaker first half of 2017. We believe we are nearing the bottom of the current tanker market cycle with more positive fleet fundamentals ahead, including limited ordering in the mid-sized tanker segments and an anticipated increase in scrapping due to regulatory changes, as well as robust global oil demand growth and a more balanced oil market, which we expect will help drive a tanker market recovery in 2018.

Teekay Tankers continues to focus on building upon its core segments, strengthening its financial foundation, and consolidating its operations in order to generate the greatest value for our shareholders. Teekay Tankers recently announced that it has entered into a definitive agreement to merge with Tanker Investments Ltd (TIL)1, which owns 18 modern mid-size conventional tankers, creating a combined fleet of 62 vessels. This merger is expected to be accretive to earnings per share, reduce the Company’s average overall fleet age by approximately one year and reduce our overall cash break-even. This transaction will establish Teekay Tankers as the largest publicly-listed mid-sized tanker company, allowing us to better service our customers on a global basis. The anticipated merger is also expected to further decrease financial leverage, and increase pro-forma liquidity by approximately $117 million2 to over $200 million. With a more robust balance sheet, lower leverage, and increased liquidity, Teekay Tankers will be better positioned to take advantage of opportunities in the future.

Teekay Tankers also acquired the remaining 50 percent interest in Teekay Corporation’s commercial and technical management operations, which consolidates all commercial and technical management operations under Teekay Tankers and completes our evolution into a fully-integrated conventional tanker platform. The consolidation of the Teekay brand through this acquisition and the merger with TIL will allow us to provide our customers a seamless integrated offering, resulting in a higher quality of service.

Along with the support of our sponsor, Teekay Corporation, we continue to strive for operational excellence, which has always been one of Teekay’s strengths. Our global teams onboard ships and ashore, devote enormous effort towards upholding the Teekay name as a respected symbol of quality and as a protector of the environment. We set ourselves high standards for personnel safety, fleet availability and customer service. However, we recognize that there will always be room to do better and we live by our core value of continuous improvement.

In closing, since our last Annual General Meeting, we have continued to build on our core segments, strengthened our financial foundation and evolved into a fully-integrated conventional tanker platform. We are very excited about the announcement of the TIL merger and believe that this will firmly establish Teekay Tankers as the leading company in the mid-sized tanker segment. With our scale, integrated global customer offering, and industry leading operational excellence, Teekay Tankers continues to execute on its strategy and deliver long-term shareholder value.

I would like to thank our customers for the opportunity to serve them; our colleagues for their dedicated efforts; our Board of Directors for their valued guidance; and our fellow shareholders for their continued support.”

[1]	Teekay Tankers merger with TIL remains subject to customary closing conditions, approval by TIL’s shareholders of the merger, and approval by Teekay Tankers’ shareholders of an increase in the authorized number of Teekay Tankers’ Class A common shares, to permit the issuance of Class A common shares as merger consideration.
[2]	Pro-forma March 31, 2017

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the amount of new orders for tankers, the estimated growth in the world tanker fleet, the amount of tanker scrapping, estimated growth in global oil demand and supply, and crude oil tanker demand; the expected benefits of the TIL merger, including the expected impact on Teekay Tankers’ earnings per share, financial leverage, liquidity position, fleet age and future results; and the timing and completion of, and expected benefits of, the acquisition of Teekay Operations. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; failure to satisfy the closing conditions of the merger with TIL, including obtaining the required approvals from the Teekay Tankers and TIL shareholders and relevant regulatory authorities; failure to successfully integrate TIL into Teekay Tankers and realize the expected benefits and synergies from the combined company; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2016. Teekay Tankers expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay Tankers’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

i Before I proceed with my report to the shareholders, please allow me to remind you that various remarks that we may make in the course of this presentation about future expectations, plans and prospects for the Company and the shipping industry constitute forward-looking statements for the purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements, as a result of various important factors, including those discussed in our annual report on Form 20-F for the year ended December 31, 2016 and dated April 26, 2017, which is on file with the U.S. Securities and Exchange Commission.

ii Adjusted net income excludes from net income items of income that are typically excluded by securities analysts in their published estimates of Teekay Tankers’ financial results. Please refer to Appendix A in Teekay Tankers’ Fourth Quarter and Annual 2016 Earnings Release, which can be found on our website www.teekaytankers.com, for a reconciliation of this non-GAAP finance measure, as referenced above, to the most directly comparable financial measure under GAAP.

iii Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, certain non-cash items, FCF from the equity accounted investments, loss on sale of vessel, and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, gain on sale of vessel and certain other non-cash items. Please refer to Appendix B in Teekay Tankers’ Fourth Quarter and Annual 2016 Earnings Release, which can be found on our website www.teekaytankers.com, for a reconciliation of this non-GAAP finance measure, as referenced above, to the most directly comparable financial measure under GAAP.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of TIL and Teekay Tankers. In connection with the proposed merger, Teekay Tankers intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), which will include a joint proxy statement of Teekay Tankers and TIL that also constitutes a prospectus of Teekay Tankers. After the registration statement is declared effective, Teekay Tankers and TIL will each mail the joint proxy statement/prospectus to its respective shareholders. The joint proxy statement/prospectus will contain important information about the proposed merger and related matters. SHAREHOLDERS OF TEEKAY TANKERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEEKAY TANKERS, TIL AND THE MERGER. Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Teekay Tankers for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Teekay Tankers also can be obtained free of charge on Teekay Tankers’ corporate website at www.teekaytankers.com or by contacting Teekay Tankers’ Investor Relations Department by telephone at (604) 844-6654 or by mail to Teekay Tankers, Attention: Investor Relations Department, 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger and the proposed amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation (the Charter Amendment). However, Teekay Tankers and its directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Teekay Tankers’ shareholders in respect of the proposed merger and Charter Amendment. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger and Charter Amendment when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

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